UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated June 18, 2021.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming appoints Anurag Relan as Chief Medical Officer and Robert Friesen as Chief Scientific Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: 18 June, 2021

Pharming appoints Anurag Relan as Chief Medical Officer and Robert Friesen as Chief Scientific Officer

Leiden, The Netherlands, 18 June 2021: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/Nasdaq: PHAR) announces the appointment of Anurag Relan as Chief Medical Officer (CMO), effective immediately, and Robert Friesen as Chief Scientific Officer, effective from 1 August 2021. Anurag and Robert will be the successors of Bruno Giannetti, who was Chief Operating Officer (2006 - 2019) and Chief Medical Officer from 2019. Bruno announced his retirement from the Executive Committee at Pharming’s recent Annual General Meeting of Shareholders, Bruno will stay with the company on a consultancy basis.

Anurag Relan is currently Vice President, Clinical Research and Medical Affairs at Pharming, having held a number of roles within the Company during the past 15 years. During his tenure, he led the clinical development and subsequent US and European approval of RUCONEST® for the treatment of acute attacks of hereditary angioedema. More recently, he was instrumental in establishing Pharming’s US medical affairs organization and plays an important role in the evaluation of in-licensing and acquisition projects. Prior to his work at Pharming, he was in clinical practice while also teaching medical residents/students. Anurag holds an MD and MPH from the University of California, Los Angeles, and a bachelor’s degree in Economics from the University of California, Berkeley.

Robert Friesen brings more than 20 years of experience in drug discovery and development across a number of listed biotech companies. Robert is currently CSO of Kiadis Pharma, which was acquired by Sanofi in April 2021, and was previously CSO of Ablynx, which was acquired by Sanofi in June 2018. During his career, he has successfully led the discovery and early-stage development of more than 40 antibodies, peptides, enzymes and cell and gene therapies in the fields of immunology, oncology, infectious diseases, metabolic diseases, ophthalmology and CNS diseases. Prior to Ablynx, Robert was Senior Vice President of Research at ProQR Therapeutics and Vice President and Head of Biologics Research within Janssen R&D, a Johnson & Johnsen company. Before joining Janssen R&D, Robert held senior R&D positions at AM-Pharma, MorphoSys and Crucell. Robert earned a M.S. in Biology from the University of Utrecht, and a Ph.D. in Biochemistry, at the University of Texas Medical Branch.

Sijmen de Vries, Chief Executive Officer, commented:
“We welcome both Anurag and Robert to our executive committee. Anurag brings an extensive knowledge of rare disease drug development, regulatory activities, and medical affairs. Robert’s significant experience and proven track record in drug discovery and development from some of Europe’s leading biotech businesses will be invaluable as we continue to develop our pipeline. Both appointments will also be crucial as we remain focused on our ambitious growth strategy, including expanding our pipeline of opportunities.”

About Pharming Group N.V.

Pharming Group N.V. is a global, commercial stage biopharmaceutical company developing innovative protein replacement therapies and precision medicines for the treatment of rare diseases and unmet medical needs.
The flagship of our portfolio is our recombinant human C1 esterase inhibitor (rhC1INH) franchise. C1INH is a naturally occurring protein that down regulates the complement and contact cascades in order to control inflammation in affected tissues.
Our lead product, RUCONEST®, is the first and only plasma-free rhC1INH protein replacement therapy. It is approved for the treatment of acute hereditary angioedema (HAE) attacks. We are commercializing RUCONEST® in the United States, the European Union and the United Kingdom through our own sales and marketing organization, and the rest of the world through our distribution network.
In addition, we are investigating the clinical efficacy of rhC1INH in the treatment of further indications, including pre-eclampsia, acute kidney injury and severe pneumonia as a result of COVID-19 infections.
We are also studying our oral precision medicine, leniolisib (a phosphoinositide 3-kinase delta, or PI3K delta, inhibitor), for the treatment of activated PI3K delta syndrome, or APDS, in a registration enabling Phase 2/3 study in the United States and Europe.
Furthermore, we are leveraging our transgenic manufacturing technology to develop next-generation protein replacement therapies, most notably for Pompe disease, which is currently in preclinical development.

Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that that are described in Pharming’s 2020 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Sijmen de Vries, CEO: T: +31 71 524 7400
Susanne Embleton, Investor Relations Manager: T: +31 71 524 7400 E: investor@pharming.com
FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Mary Whittow
T: +44 203 727 1000
LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl